EXHIBIT 12

                   MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
             COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                              (Dollars in Millions)

                                              THREE MONTHS ENDED
                                             ---------------------
                                             MARCH 27,   MARCH 28,
                                               1998        1997
                                              ------      ------
     Pretax earnings from
       continuing operations                  $  874      $  766

     Add: Fixed charge                         4,642       3,672
                                              ------      ------

     Pretax earnings before fixed charges     $5,516      $4,438
                                              ======      ======

     Fixed charges:

       Interest                               $4,559      $3,608

       Other(A)                                   83          64
                                              ------      ------

       Total fixed charges                     4,642       3,672

       Preferred stock dividend
         requirements                             16          17
                                              ------      ------

       Total combined fixed charges and
         preferred stock dividends            $4,658      $3,689
                                              ======      ======

     Ratio of earnings to fixed charges         1.19        1.21

     Ratio of earnings to combined
       fixed charges and preferred
       stock dividends                          1.18        1.20

(A) Other fixed charges consist of the interest factor in rentals, amortization of debt expense, and preferred stock dividend requirements of majority-owned subsidiaries.